Exhibit 12.2

LAZARD GROUP LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)								Pro Forma
	Year Ended December 31,					Six Months Ended June 30,		Year Ended December 31, 2004	Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005		2004	2005
	($ in thousands)
Operating income from continuing operations	$574,963	$304,880	$357,861	$438,736	$367,824	$135,853	$188,080	$136,108	$45,583	$94,574
Add: Fixed charges	42,697	38,999	40,039	47,664	55,327	28,319	36,803	111,098	56,206	57,768

Operating income from continuing operations before fixed charges	$617,660	$343,879	$397,900	$486,400	$423,151	$164,172	$224,883	$247,206	$101,789	$152,342

Fixed Charges:
Interest	$34,960	$30,154	$29,966	$34,967	$39,551	$20,141	$28,943	$ 95,322	$48,028	$49,908
Other (b)	7,737	8,845	10,073	12,697	15,776	8,178	7,860	15,776	8,178	7,860

Total fixed charges	$42,697	$38,999	$40,039	$47,664	$55,327	$28,319	$36,803	$111,098	$56,206	$57,768

Ratio of earnings to fixed charges	14.47	8.82	9.94	10.20	7.65	5.80	6.11	2.23	1.81	2.64

(a)	Data presented relates to the Company’s continuing operations.
(b)	Other fixed charges consists of the interest factor in rentals.